                       Securities and Exchange Commission
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             The Austria Fund, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   052587102
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                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 24, 1998
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 4 Pages

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--------------------                                          -----------------
CUSIP No.: 052587102                  13D                     Page 2 of 4 Pages
--------------------                                          -----------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG
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2         CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [ ]
          OF A GROUP                                                    (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                                                    WC

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5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
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        NUMBER OF            SOLE VOTING POWER                          802,500
          SHARES             --------------------------------------------------
       BENEFICIALLY          SHARED VOTING POWER                              0
          OWNED              --------------------------------------------------
         BY EACH             SOLE DISPOSITIVE POWER                     802,500
        REPORTING            --------------------------------------------------
       PERSON WITH           SHARED DISPOSITIVE POWER                         0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                      802,500
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              6.86%
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14        TYPE OF REPORTING PERSON                                           BK

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         This Amendment No. 1 amends and supplements Items 3 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 802,500 shares of Common Stock reported in Item 5(a) was working capital and aggregated approximately $8,276,988 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated November 10, 1997, relating to the 1997 Annual Meeting of Stockholders of the Fund states that, as of October 31, 1997, there were 11,703,031 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 802,500 shares of Common Stock, which constitute approximately 6.86% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.

     Date                Number of Shares Purchased            Price Per Share
     ----                --------------------------            ---------------

June 16, 1998                       20,000                         $12.000
June 17, 1998                        1,000                          12.4375
June 18, 1998                       10,000                          12.3750
June 23, 1998                        2,000                          12.5625
June 24, 1998                       10,000                          12.6250
June 25, 1998                       84,800                          12.7500

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.


                               Page 3 of 4 Pages

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                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 1998                          BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Dirk Kipp
                                               --------------------------------
                                                Name:  Dirk Kipp
                                                Title: Director


                                            By: /s/ Bartho Schroeder
                                               --------------------------------
                                                Name:  Bartho Schroeder
                                                Title: Director


                               Page 4 of 4 Pages